UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4651
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dana Corporation Employee Incentive and Savings Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dana Corporation 4500 Dorr Street Toledo, Ohio 43615

INDEX

Page
REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2005 and 2004	4

Statement of Changes In Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	5

Notes to Financial Statements	6

Additional Information*

Schedule H, line 4i, Schedule of Assets (Held at End of Year) December 31, 2005	12

SIGNATURE	13

EXHIBITS

Exhibit 23 — Consent of Independent Registered Public Accounting Firm	14

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Dana Corporation Employee Incentive and Savings Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dana Corporation Employee Incentive and Savings Investment Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Toledo, Ohio
June 29, 2006

Dana Corporation Employee Incentive and Savings Investment Plan
Statement of Net Assets Available For Benefits
(Amounts in Thousands)

	December 31,
	2005	2004

Assets:
Investments, at fair value	$40,982	$90,902
Investments in Master Trust	17,478	33,472

Total investments	58,460	124,374

Employee contributions receivable	78	149
Employer contributions receivable	8	28

Net assets available for benefits	$58,546	$124,551

The accompanying notes are an integral part of the financial statements.

Dana Corporation Employee Incentive and Savings Investment Plan
Statement of Changes In Net Assets Available For Benefits
(Amounts in Thousands)

	For the year ended
	December 31,
	2005	2004

Investment income:
Interest in earnings from Master Trust	$96	$1,392
Dividend income	2,295	1,649
Net appreciation (depreciation) of investments	(2,470)	8,634
Interest on employee loans	53	153

	(26)	11,828

Contributions:
Employee contributions	1,228	5,537
Employer contributions	205	906

Total contributions	1,433	6,443

Deductions:
Benefit payments	(11,679)	(17,281)
Administrative expenses	(5)	(9)

Total deductions	(11,684)	(17,290)

Net transfers out	(55,728)	(203)

Net increase (decrease)	(66,005)	778

Net assets available for benefits at beginning of year	124,551	123,773

Net assets available for benefits at end of year	$58,546	$124,551

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements
1.	Description of the Plan
     General
The Dana Corporation Employee Incentive and Savings Investment Plan (the Plan) is a contributory defined contribution employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan was established by Echlin Inc. (Echlin), effective as of January 1, 1984, to provide benefits for all eligible employees of various participating divisions and subsidiaries of Echlin, which subsequently became divisions and subsidiaries of Dana Corporation (Dana), as identified in the Plan. The Plan is now sponsored by Dana.
On March 3, 2006, Dana and 40 of its wholly-owned domestic subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. While Dana is not currently contemplating any changes to the Plan as a result of its bankruptcy filing, there can be no assurance that such changes will not be made.
The following is a brief description of the Plan. Participants should refer to the Plan documents for more complete information.
      Administration
The Administrator of the Plan is the Dana Corporation Investment Committee, which has delegated responsibility for day-to-day administration of the Plan to Dana Benefits Services.
The Vanguard Fiduciary Trust Co. (Vanguard) is the trustee of the Plan, as well as the trustee of the Master Trust established under the Dana Corporation Master Trust Agreement for the Dana Corporation Fixed Principal Fund (the Master Trust Agreement). During 2004 and 2005, a portion of the Plan’s assets, along with the assets of certain other Dana employee benefit plans, was held by Vanguard and maintained in the Master Trust. See Note 5 for more information about the Master Trust.
     Participation
Each employee at a facility within a participating Dana division or subsidiary, as stipulated in the Plan, who was hired prior to January 1, 2003, is eligible to participate in the Plan unless he or she is employed as a member of a collective bargaining unit or as an hourly employee at a facility that provides the Plan only to salaried employees. Since December 31, 2002, no newly hired employees at the participating facilities — other than production employees at Dana’s Andrews, Indiana and Dallas, Texas facilities — have been eligible to become participants in this Plan, but instead participate in the Dana Corporation SavingsWorks Plan.
In November 2004, Dana completed the sale of most of the facilities comprising its automotive aftermarket business. Many of the active Plan participants became employees of the buyer. During the first quarter of 2005, their account balances in the Plan were transferred to a new 401(k) plan established by the buyer. As a result, both the number of active participants in the Plan and the assets held for investment in the Plan were significantly reduced.
     Employee contributions
An eligible employee may elect to have up to 50% of his or her eligible compensation, as defined in the Plan, contributed to his or her account, up to the maximum elective deferral amount determined under Section 402(g) of the Internal Revenue Code (the Code). Contributions for some participants may be further limited as a result of other Code requirements.

     Employer contributions
During 2004 and most of 2005, Dana contributed to the Plan 30% on the first 3% of the compensation contributed to the Plan by the employee and 10% on the next 3% of compensation contributed by the employee. Those contributions were subject to certain limitations under Section 415 of the Code. The employer matching contributions were suspended for pay periods after October 31, 2005, as one of a number of measures taken by Dana in 2005 to improve the company’s financial performance.
     Investments
Participants may elect to have their contributions and the related employer contributions allocated to one or more of the alternative investment vehicles maintained by Vanguard, including equity and fixed income mutual funds and a participant loan fund.
Until January 1, 2000, participants could also elect to invest in the Dana Stock Fund. As of that date, this fund was closed to new investments. While Dana continues its reorganization under Chapter 11, investments in its common stock will be highly speculative. Although Dana common stock continues to trade on the Over the Counter Bulletin Board under the symbol “DCNAQ,” the trading prices of the shares may have little or no relationship to the actual recovery, if any, by the holders of Dana common stock under any eventual court-approved reorganization plan. The opportunity for any recovery by holders of Dana common stock under such reorganization plan is uncertain and the shares may be cancelled without any compensation pursuant to such reorganization plan.
     Vesting
Participants are fully vested at all times in both the employee and employer contributions and earnings thereon in their individual accounts. Allocations of earnings are based upon the participants’ investment elections for their Plan account balances and the performance of the various investment options.
     Benefit payments upon normal retirement, disability, termination or death
In accordance with the Plan provisions, a participating employee who retires upon attaining age 65 or becomes totally and permanently disabled is eligible to receive the full value of his or her account in a lump sum.
Upon termination of employment, if the account balance is less than $1,000, it will be paid automatically in a lump sum shortly after termination, and if the balance is between $1,000 and $5,000, it will be transferred to a Rollover IRA account at Vanguard as a direct rollover unless the participant expressly requests a taxable lump sum payment. If the account balance is $5,000 or more, it may remain in the participant’s account under the Plan until he or she attains the age of 70-1/2.
Upon a participant’s death, the participant’s account balance will be paid to his or her beneficiary in a lump sum.
     Loans
Vanguard may extend loans to participants with the approval of the Plan Administrator. Participant loans may not be made for less than $1,000 or exceed the lesser of 50% of the participant’s account balance or $50,000 minus the highest amount of outstanding balance of loans to the participant for the previous 12-month period. The loan term may not be longer than 60 months unless the loan is used to acquire a principal residence. Interest is charged on the loan at a rate equal to 1% above the “Prime Rate” quoted by The Wall Street Journal under the “Money Rates” section at the time the loan is granted. At December 31, 2005, such loans had interest rates ranging from 5% to 10%.
As participant loans are repaid, the amounts are allocated to the investment fund according to the participant’s most recent election with respect to current contributions.
     Plan termination
Dana has the right under the Plan to discontinue its contributions at any time and did so in 2005. Dana also has the right to terminate the Plan subject to ERISA. In the event of Plan termination, the value of the participant accounts will be distributed as soon as practicable in accordance with the uniform, nondiscriminatory rules established by the Plan Administrator.
2.	Summary of Significant Accounting Policies
     Basis of accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) and applicable Department of Labor regulations under ERISA Section 103 governing plan financial statements.
     Expenses of the Plan
Generally, the expenses associated with the administration of the Plan are paid by Dana. Loan origination and maintenance fees are paid by the loan fund participants. These fees amounted to $4,620 and $9,560 for the years ended December 31, 2005 and 2004.
     Valuation of investments
The Plan’s investments in the equity mutual funds are stated at net asset value. Investments in the Master Trust are stated at contract value, which normally approximates market value. Participant loans receivable are stated at estimated fair values, consisting of outstanding principal and any related accrued interest.
Investments in the Dana Stock Fund are expressed in units, each representing undivided fractional interests in the Dana common stock held in the fund, which are recorded at fair market value of the underlying assets. As discussed in Note 1, while Dana continues its reorganization under Chapter 11, investments in its common stock will be highly speculative and the shares may ultimately have no value under Dana’s reorganization plan.
Net appreciation or depreciation includes realized gains and losses and net unrealized appreciation and depreciation. Realized gains and losses on investment transactions are recorded as the difference between proceeds received and the fair market value at the beginning of the year of the respective investments sold, or cost if acquired during the year. Net unrealized appreciation or depreciation in the fair market value of investments is recorded as the change between the fair market value of investments at the end of the year and the beginning of the year, or cost if acquired during the year.
     Use of estimates
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
     Risks and uncertainties
The Plan provides for various investment options in any combination of equity and fixed income mutual funds and other investment securities, at the participant’s election. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, there can be no assurance that changes in risks in the near term will not materially affect participants’ account balances and the assets available for benefits under the Plan.
As discussed in Note 1, while Dana continues its reorganization under Chapter 11, investments in its common stock will be highly speculative and the shares may ultimately have no value under Dana’s reorganization plan.
     Payment of benefits
     Benefits are recorded when paid.

3.	Income Tax Status
The Internal Revenue Service has determined and informed Dana by a letter dated April 3, 2002, that the Plan and related trust are tax-qualified in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
4.	Parties In Interest
Investments in the Dana Stock Fund consisted of 234,068 and 524,171 shares of Dana common stock at December 31, 2005 and 2004. Shares for this fund were purchased prior to January 1, 2000, in the open market at fair market value or converted from shares of Echlin common stock held by the predecessor Echlin Inc. Incentive and Savings Plan at the time Dana acquired Echlin in 1998. Consequently, such share acquisitions were permitted under the provisions of the Plan and were exempt from prohibition of party-in-interest transactions under the Code and ERISA.
Certain Plan investments are shares of mutual funds managed by The Vanguard Group, a company related to Vanguard.
5.	Master Trust
During 2004 and 2005, the Plan’s investment in the Dana Fixed Principal Fund was held through an investment in the Master Trust, rather than as a direct holding of the Plan. The Master Trust included the assets of three other employee benefit plans of Dana at December 31, 2005. The assets of the participating plans were commingled in the Master Trust for investment purposes only. Employer contributions and benefit payments were identified in the Master Trust for each participating plan, and earnings and expenses were allocated proportionately to the participating plans by Vanguard on the basis of the relative value of investments of the plans.
The Master Trust was administered by the Dana Corporation Investment Committee, which is overseen by the Finance Committee of Dana’s Board of Directors. The Investment Committee executed this duty by appointing Vanguard to serve as the trustee under the Master Trust Agreement and as the investment manager for the Dana Fixed Principal Fund.
The Plan assets represented 10.94% and 17.33% of the assets of the Master Trust at December 31, 2005 and 2004.

The following table presents the assets available for benefits to participants of plans participating in the Master Trust at December 31, 2005 and 2004:

	December 31,
	2005	2004
(Amounts in thousands)

Assets:
Investments, at contract value
Guaranteed Investment Contracts	$159,782	$193,157

Receivables
Fund units receivable*	—	58

Total assets	159,782	193,215

Liabilities:
Fund units payable*	(24)	(12)
Administrative fee payable	(16)	(19)

Assets available for benefits	$159,742	$193,184

*	Contribution, withdrawal and participant-directed exchange activity is reflected by trade date. Reported amounts result from timing differences between trade and settlement dates.
Investment income for the Master Trust consisted of interest and dividends of $7,322 and $8,183 for the years ended December 31, 2005 and 2004.
6. Investments
The following table presents investments that represented 5% or more of the Plan’s net assets at December 31, 2005 and/or 2004:

	December 31,
	2005	2004
(Amounts in thousands except share/unit information)

Plan’s Investment in Master Trust, 17,478,467 and 33,472,461 units, respectively	$17,478	$33,472

Dana Common Stock, 1,056,986 and 2,371,769 units, respectively**	1,681	9,084

Vanguard PRIMECAP Fund, 321,317 and 668,096 shares, respectively	20,985	41,622

Vanguard Wellington Investment Fund, 153,967 and 320,083 shares, respectively	4,673	9,663

Vanguard 500 Index Investment Fund, 49,980 and 112,335 shares, respectively	5,744	12,543

Other investments*	7,899	17,990

Total	$58,460	$124,374

*	Other investments is made up of many funds each being individually less than 5%.
**	Dana Common Stock has fallen from $7.18 per share at December 31, 2005 to $2.65 per share at June 29, 2006.

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(2,470) and $8,634 as follows:

	2005	2004
(Amounts in thousands)
Mutual funds	$1,814	$9,104
Dana Stock Fund	(4,284)	(470)

	$(2,470)	$8,634

Dana Corporation Employee Incentive and Savings Investment Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2005
(Amounts in Thousands)

(a)	(b)	(c)	(d)	(e)
				Current
	Identity of Issue	Description of Investment	Cost	Value
*	Vanguard 500 Index Inv	Mutual Fund	**	$5,744
*	Vanguard Capital Opportunity Fund	Mutual Fund	**	522
*	Vanguard Explorer Fund	Mutual Fund	**	220
*	Vanguard Inflation-Protected Securities Fund	Mutual Fund	**	46
*	Vanguard Intermediate-Term Treasury Fund	Mutual Fund	**	398
*	Vanguard Int’l Growth Fund	Mutual Fund	**	2,049
*	Vanguard Life Strategy Conservative Growth	Mutual Fund	**	145
*	Vanguard Life Strategy Growth Fund	Mutual Fund	**	448
*	Vanguard Life Strategy Income Fund	Mutual Fund	**	350
*	Vanguard Life Strategy Moderate Growth Fund	Mutual Fund	**	454
*	Vanguard Long-Term U.S. Treasury Inv. Fund	Mutual Fund	**	323
*	Vanguard PRIMECAP Fund	Mutual Fund	**	20,985
*	Vanguard Wellington Inv. Fund	Mutual Fund	**	4,673
*	Vanguard Selected Value Fund	Mutual Fund	**	935
*	Vanguard Windsor Fund	Mutual Fund	**	976
*	Dana Corporation	Common Stock	**	1,681
*	Participants loans	Participants’ notes receivable, interest ranging from 5% to 10%	**	1,033
*	Plan’s Investment in Master Trust		**	17,478

				$58,460

*	Parties-in-interest to the Plan.
**	Cost is not required for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Dana Corporation Investment Committee, which is the Administrator of the Dana Corporation Employee Incentive and Savings Investment Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dana Corporation Employee Incentive and Savings Investment Plan
Date: June 29, 2006	By:	/s/ Richard W. Spriggle
Richard W. Spriggle
	Title:	Acting Chairman Dana Corporation Investment Committee